03017087

NO ACT
P.E 1-10-03
1-6140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 10, 2003

Gary Horowitz
Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017-3954

Act 1934
Section 14A-8
Rule
Public Availability 3/10/2003

Re: Dillard's, Inc.
Incoming letter dated January 10, 2003

Dear Mr. Horowitz:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to Dillard's by the Board of Trustees of International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of
Electrical Workers' Pension Benefit Fund
1125 Fifteenth St. N.W.
Washington, DC 20005

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
212-455-7113

E-MAIL ADDRESS
ghorowitz@stblaw.com

January 10, 2003

Re: Dillard's, Inc. Shareholder Proposal

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Dillard's, Inc. (the "Company") has received from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), a letter requesting, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement (the "Company Proxy") for its 2003 Annual Meeting of Shareholders. A copy of the Proposal is enclosed herewith. On behalf of the Company, we hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit the Proposal from the Company Proxy for the reasons hereinafter set forth.

I. The Proposal

The Proposal requests that the Company's board of directors:

> [A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purpose of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that

LONDON HONG KONG TOKYO SINGAPORE LOS ANGELES PALO ALTO

the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

The resolution is followed by a supporting statement (the "Supporting Statement") that further defines "indexed stock options" and specifies the purported need for such a performance-based compensation policy. The full text of the Proposal and the Supporting Statement is attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company Proxy for the following reasons:

1. Pursuant to Rule 14a-8(i)(7), the Proposal attempts to micro-manage an aspect of the Company's business and thereby relates to its ordinary business operations.

2. Pursuant to Rule 14a-8(i)(3), the Proposal violates the proxy rules because the Proposal is vague, indefinite and misleading.

3. Pursuant to Rule 14a-8(i)(3), the Proposal violates the proxy rules because the Proposal contains statements that are materially false or misleading.

III. The Proposal Deals with a Matter Relating to the Conduct of the Company's Ordinary Business Operations, and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a proposal may be omitted from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Securities and Exchange Commission (the "Commission") acknowledged that "the general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting."

In providing guidance as to how to determine whether a proposal is excludable because it relates to ordinary business operations, the 1998 Release says that proposals should not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." According to the 1998 Release, "this consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific ... methods for implementing complex policies."

The Company respectfully submits that the extent of detail in the Proposal removes it from the category of proposals upon which shareholders can properly express their social policy judgments. The Proposal does not merely recommend the adoption of performance-based compensation. The Proposal designates a specific type of compensation (stock options) to be linked in a specific way (by adjustment of exercise price) to a specific measure (stock price performance relative to an "industry peer group stock performance index"). The Proposal, in fact, is an example of the very micro-managing the 1998 Release addresses.

It would be sensible to exclude the Proposal because the specific method for implementing a complex performance-based executive compensation plan is properly within the purview of the board of directors and too complex for shareholders to address at an annual shareholders meeting. There are many different ways of implementing performance-based compensation and each has its own pros and cons. For example, the board of directors of the Company should be able to consider whether cash would be a more advantageous incentive than options, whether option exercises should be conditioned on individual or company performance measures and what those performance measures would be. Implementing the specifics of the Proposal may, in fact, be counterproductive to motivating executives and may not be as effective as other performance-based compensation alternatives. Moreover, any performance-based compensation scheme will have accounting and tax ramifications for the Company that are complex in nature and need to be addressed by the board of directors. The board of directors is in a far better position than the shareholders in weighing these factors.

The Proposal is analogous to proposals that relate to charitable contributions. Proposals that relate generally to a company's charitable contributions have been recognized as involving a matter of corporate policy such that they have been viewed as generally beyond a company's ordinary business operations. However, proposals that relate to a company's contributions to specific charities or particular types of charities have been regarded as omissible in reliance on 14a-8(i)(7) because they are deemed to relate to a company's ordinary business matters. See, e.g., Wells Fargo & Company (January 26, 1992) (the Commission concurred in exclusion of a shareholder proposal requesting that the company rescind its support of a particular charitable organization because the proposal related to the determination to commence contributions to a particular charity and therefore related to the conduct of ordinary business operations); Pacific Gas & Electric Company (January 22, 1997) (the Commission concurred in exclusion of a shareholder proposal requesting that the company eliminate contributions to a specific entity and similar groups under 14a-8(i)(7)). Like the proposals relating to contributions to specific charitable organizations, the Proposal relates to a policy issue but is so specific and detailed as to bring the Proposal within the ambit of the Company's ordinary business operations.

IV. The Proposal is Contrary to Rule 14a-9 Because It Is Vague, Indefinite and Misleading, and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Commission has concluded that shareholder proposals that are so vague, indefinite and misleading that shareholders voting upon the proposal would not be able to determine with reasonable certainty exactly what actions or measures would be taken in the event the proposals were implemented are misleading under Rule 14a-9 and, thus, may be excluded from a registrant's proxy pursuant to Rule 14a-8(i)(3). Such proposals are properly excluded given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by shareholders at the time their votes were cast. See, e.g., Microlog Corporation (December 22, 1994); Adams Express Company (January 10, 2000).

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not be certain what they are being asked to consider and upon what they are being asked to vote because the Proposal makes material omissions, and thereby violates Rule 14a-9. The Proposal does not consider or discuss the income tax and financial accounting ramifications of having the stock option exercise price potentially be less than the fair market value of the stock on the date of grant. Internal Revenue Code § 162(m) limits the deductibility of compensation expense over $1 million paid to certain executives. Specific performance-based compensation meeting IRS criteria is excluded from the calculation to determine whether the $1 million cap has been exceeded. If the ultimate exercise price of a stock option is less than the fair market value of the stock on the date of grant of the stock option, all compensation arising from the exercise would fail to qualify as performance-based compensation and, thus, would be includable as compensation subject to the $1 million limit on deductibility. The Proposal is misleading in that it makes no mention of the potential impact on deductibility for tax purposes of compensation expense arising from stock option exercises by senior executives.

Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and Financial Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation – an interpretation of APB No. 25," provide the accounting and financial reporting guidance relative to the Company's stock options. Assuming the exercise price of the senior executives' stock options were indexed in accordance with the Proposal, the stock option plan would be treated as a variable plan and compensation expense would be measured, for all individuals who received grants under the plan, at each reporting period until the option is exercised. Because the Company applies APB No. 25 to the compensation expense recorded in the income statement, the calculation would be based on the intrinsic value method, the difference between the market value and the exercise price of the stock at the reporting date. This accounting treatment could reduce earnings if the Company's operating results outperform the index, such that if the stock price increases and the exercise price does not fluctuate the difference would cause additional compensation expense over the service periods. The Proposal misleadingly makes no mention of the impact of the additional compensation expense that might have to be recognized in the Company's income statement arising from indexing stock options as set forth in the Proposal.

V. The Proposal and Supporting Statement Contain Materially False and Misleading Statements, and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(3).

In light of the extensive editing required to make the Proposal not vague, indefinite, false or misleading, the Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3). Staff Legal Bulletin No. 14 ("SLB 14") (July 13, 2001), states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Commission to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." The Proposal and Supporting Statement contain the types of deficiencies and inaccuracies that make Commission review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements and to address material omissions that they must be completely excluded. In the alternative, if the Commission is unable to concur with the Company's conclusion that the Proposal and the

Supporting Statement should be excluded in their entirety because of the numerous material omissions and false and misleading statements, we respectfully request that the Commission recommend exclusion and/or revision of the statements discussed below.

A. The Proposal Includes a Statement Regarding the Nature of Indexed Stock Options that the Commission Previously Declared Materially False and Misleading.

The Supporting Statement provides, "Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it also, for example, could be tied to other types of market indices, interest rates or the consumer price index.

The Commission agreed that this statement was misleading when it granted no-action relief in the context of an identical shareholder proposal making an identical assertion. See Tyco International Ltd. (December 16, 2002) ("Tyco"). The Commission concluded that this "portion[] of the supporting statement may be materially false and misleading under rule 14a-9," stated that the proponent had to clarify that it was referring to only one type of indexed stock options, and noted that if the proponent did not revise the supporting statement in this manner, it would not recommend enforcement if Tyco were to omit that sentence from its proxy materials in reliance on Rule 14a-8(i)(3).

This statement must be excluded from the 2003 Company Proxy pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the

Commission previously found to be false or misleading in Tyco, and this statement continues to be false and misleading to shareholders. See also Halliburton Company (January 31, 2001) (the Commission concluded that a substantially similar statement was misleading and granted no-action relief identical to that in Tyco).

B. The Supporting Statement Includes Several Unsubstantiated Opinions that Are Phrased as Facts that the Commission Previously Declared Materially False and Misleading.

The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."
- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."
- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance."

Each of these three statements may lead shareholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation method in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity.

These statements are identical to those in the supporting statement in Tyco, where the Commission agreed that these "portions of the supporting statement may be materially false or misleading under rule 14a-9," and concluded as follows: The sentences that began "It has become abundantly clear ...." and "Unfortunately, stock option grants ...." had to be recast as the proponent's opinion, or Tyco could omit those sentences from its proxy materials in reliance on Rule 14a-8(i)(3). The Commission also concluded that the sentence that began "While salaries and bonuses compensate ..." required factual support in the form of a citation to a specific source, or Tyco could omit that sentence from its proxy materials in reliance on Rule 14a-8(i)(3). See also Halliburton Company (January 30, 2001) (the Commission concurred that the following four sentences in the supporting statement of a shareholder proposal relating to performance-based senior executive compensation were false and misleading because they were the proponent's unsubstantiated opinions phrased as facts: "Too often, though, as is the case at our Company, the executive compensation system awards average or below average performance and does not motivate senior management to excel. Rather than challenging them to achieve superior performance, enormous compensation packages, including massive stock option grants, effectuate significant and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in shareholders' interest. ... The current Compensation Committee report does not adequately detail how the Company's executives compensation system focuses senior management on achieving long-term success.")

These statements must be excluded from the 2003 Company Proxy pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statements that the Commission previously found to be false or misleading in Tyco, and these statements continue to be false and misleading to shareholders.

C. The Proposal Includes a Statement Regarding Effectiveness of Stock Options that the Commission Previously Declared Materially False and Misleading.

At the end of the Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority or support of any kind: "In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution."

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation have been provided for this statement so as to allow the Company or its shareholders to evaluate its validity. The Proponent cites no support for the supposed presence of "strong negative public and shareholder reactions." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" the Proponent refers to. There is no indication as to what "shareholder organizations," "executive compensation experts," and "companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence suggested by the Proponent to support the assertion that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this resolution." These vague and unsubstantiated references are misleading because they may improperly induce shareholders into supporting the proposal by making them believe that the same shareholder proposal is widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proposal provides no factual support for its claims.

This statement is identical to one in the supporting statement in Tyco, where the Commission agreed that this "portion[] of the supporting statement may be materially false or misleading under rule 14a-9," concluded that the proponent had to "specifically identify the entities referenced and provide factual support in the form of a citation to a specific source," and noted that if the proponent did not revise the supporting statement in this manner, it would not recommend enforcement if Tyco were to omit this sentence from its proxy materials in reliance on Rule 14a-8(i)(3).

This statement must be excluded from the 2003 Company Proxy pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Commission previously found to be false or misleading in Tyco, and this statement continues to be false and misleading to shareholders.

VI. Conclusion

Pursuant to Rule 14a-8(j), the Company hereby submits six copies of (1) the Proposal as submitted by the Proponent and the Supporting Statement, (2) this letter detailing the various bases for omission of the Proposal from the Company Proxy and (3) the exhibit referred to in this letter. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company Proxy.

If you have any questions with respect to this matter, please telephone, collect, Gary Horowitz (212-455-7113) or Jennifer Steen (212-455-2939) of this office.

Very truly yours,

Simpson Thacher & Bartlett

SIMPSON THACHER & BARTLETT

Enclosure

cc: Mr. James Voye
International Brotherhood of Electrical
Workers' Pension Benefit Fund

Exhibit A

12-17-02 09:29 FROM:IBEW CORP AFFRS RELIPROUT ID:202 ...

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS',
PENSION BENEFIT FUND
1125 Fifteenth St. N.W. Washington, D.C. 20005

December 16, 2001

VIA FAX & U.S. MAIL

Mr. James I. Freeman
Sr. VP/CFO/
Assistant Secretary
Dillard Corporation
1600 Cantrell Road
Little Rock, AR 72201

Dear Mr. Freeman:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Dillard Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2003.

The proposal relates to "**Performanced Based Stock Options**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. SEC's Proxy Guidelines.

The Fund is a beneficial holder of 3,790 shares of Dillard common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1 for more than a year. The Fund intends to hold the shares through the date of the Company's 2003 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely,

Jerry J. O'Connor
Trustee

JOC:jl

Enclosure

Form 972

Indexed Options Proposal

Resolved, that the shareholders of Dillard's (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

SIMPSON THACHER & BARTLETT
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
212-455-7113

E-MAIL ADDRESS
ghorowitz@stblaw.com

VIA FEDERAL EXPRESS December 20, 2002

Re: Shareholder Proposal

Mr. Jerry O'Connor
Trust for the International Brotherhood of Electrical
Workers Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

Dear Mr. O'Connor:

On behalf of Dillard's, Inc., this is to inform you that your shareholder proposal dated December 16, 2001 [sic] appears to be deficient within the meaning of Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Dillard's intends to exclude your proposal unless you can demonstrate that you have continuously held at least $2,000 in market value of Dillard's securities for at least one year prior to December 16, 2002.

Your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this notification.

Very truly yours,

Gary Horowitz

Gary L Horowitz

cc: James Freeman
Paul Schroeder

Mellon

December 18, 2002

Mr. James I. Freeman
Sr. VP/CFO/
Assistant Secretary
Dillard Corporation
1600 Cantrell Road
Little Rock, AR 72201

RE: Performanced Based Stock Options

Dear Mr. Freeman:

Boston Safe Deposit and Trust Company/Mellon is the custodian for the IBEW Pension Benefit Fund, which held 3,790 shares of Dillard Corporation common stock on December 16, 2002. The fund has held at least $2,000 worth of Dillard Corporation common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-9713 if you have any questions on the shares of Dillard Corporation common stock held at Mellon Trust for the IBEW Pension Benefit Fund.

Very truly yours,

Richard J. Tyrone
Trust Officer

cc: Jim Voye, IBEW Pension Benefit Fund

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dillard's, Inc.
Incoming letter dated January 10, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Dillard's may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . primary competitors" to indicate that the statement is referring to only one type of "indexed stock options"; and
- specifically identify the entities referenced in the sentences that begin "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Dillard's with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Dillard's omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dillard's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Dillard's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gail A. Pierce
Attorney-Advisor